XOMA Ltd.

2910 Seventh Street

Berkeley, California 94710

December 4, 2007

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Mr. Rosenberg’s Comment Letter to our CEO, Steven B. Engle dated November 19, 2007, we are submitting the following response regarding the Form 10-K for the year ended December 31, 2006 and the Form 10-Q for the quarterly period ended September 30, 2007 for File No. 000-14710.

The Comment Letter contains six comments related to the Company’s 2006 Form 10-K, which are numbered one to six in your letter, respectively, and one comment related to the Company’s third quarter 2007 Form 10-Q, which is numbered seven in your letter. Our responses attached use the same numbering to assist the Staff in their review.

Sincerely,

XOMA Ltd.

/s/ J. David Boyle II
J. David Boyle II
Vice President, Finance and Chief Financial Officer

December 4, 2007

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 6010

Re:	Comment Letter Dated November 19, 2007 to XOMA Ltd.

Form 10-K for the Fiscal Year Ended December 31, 2006

Form 10-Q for the Quarterly Period Ended September 30, 2007

File No. 000-14710

Dear Mr. Rosenberg:

We refer to your comment letter dated November 19, 2007 (the “Comment Letter”), which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”) and the Form 10-Q for the quarterly period ended September 30, 2007 of XOMA Ltd. (the “Company,” “we” or “us”).

The Comment Letter contains six comments related to the Company’s 2006 Form 10-K, which are numbered one to six in your letter, respectively, and one comment related to the Company’s third quarter 2007 Form 10-Q, which is numbered seven in your letter. Our responses below use the same numbering to assist the Staff in their review.

Comments Related to the Form 10-K for the Fiscal Year Ended December 31, 2006

1.	Comment: The agreements with the following companies do not appear to be filed as exhibits: Lexicon, NIAID, Taligen, AVEO, Attenuon, and Triton. Please provide us with an analysis supporting your determination that you are not substantially dependent on each of these agreements.

Response: (1) With regard to the Company’s agreements with the National Institute of Allergy and Infectious Diseases (“NIAID”), these agreements have been filed with the Commission. We refer you to the following exhibits listed in the Exhibit Index of the 2006 Form 10-K:

•

10.45 Agreement dated July 28, 2006, between XOMA (US) LLC and the National Institute of Allergy and Infectious Diseases, which is incorporated by reference to the referenced exhibit to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006.

•

10.53 Agreement dated March 8, 2005, between XOMA (US) LLC and the National Institute of Allergy and Infectious Diseases, which is incorporated by reference to the referenced exhibit to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

(2) With regard to the Company’s agreements with Lexicon, Taligen, AVEO, Attenuon, and Triton, we conducted our analysis of whether we are required to file these agreements as exhibits to our Form 10-K in accordance with the subpart to Item 601(b)(10)(ii)(B) of Regulation S-K as follows:

Lexicon – The agreement with Lexicon is a cost and revenue sharing and development collaboration agreement. We have not yet successfully commercialized any product targets from this collaboration, and our costs incurred under this agreement were not material to our 2006 results. We currently estimate that this agreement will not become individually material to us in any past, current or future period.

Taligen – The agreement with Taligen is a process development and manufacturing agreement. The agreement calls for Taligen to pay XOMA for development costs including a mark-up. The total potential revenue is forecast to be approximately $2.9 million over the contract life. We currently estimate that this agreement will not become individually material to us in any past, current or future period.

AVEO – The two agreements with AVEO are a process engineering agreement and a development and manufacturing agreement. The engineering agreement provides the Company with an upfront payment of $25,000, annual payments of $30,000, and allows for potential future milestone payments of up to $7.15 million, in addition to royalties on any future product sales. The development agreement calls for AVEO to pay XOMA for development costs, plus a mark-up, for potential revenue of $5.8 million over the contract life.

Further, we have not yet successfully commercialized any product targets from these agreements, and our revenues and expenses under these agreements were not material to our 2006 results. While these contracts represent significant potential revenue to the Company if certain milestones are reached and if the product target(s) are successfully commercialized, the Company does not believe it is substantially dependent on these agreements or that the termination of either or both agreement would materially adversely affect the Company.

Attenuon – The agreement with Attenuon is an engineering development agreement. The agreement provides the Company with an upfront payment of $35,000, annual payments ranging from $30,000 to $70,000, and allows for potential future milestone payments of up to $6.06 million, in addition to royalties on any future product sales. We have not yet successfully commercialized any product targets from this agreement, and thus this agreement is not currently material to us. We estimate that this agreement will not become individually material to us in any past, current or future period.

Triton – The agreement with Triton is a license and commercialization agreement. The agreement provides the Company with upfront payments of $250,000 and an optional $500,000 for study materials, and allows for potential future milestone payments of up to $1.9 million, in addition to royalties on any future product sales. We have not yet successfully commercialized any product targets from this agreement, and thus this agreement is not currently material to us. We currently estimate that this agreement will not become individually material to us in any past, current or future period.

Combined revenues from these agreements represented only 6.7% of revenue for the year ended December 31, 2006 and 10.2% of revenue for the nine months ended September 30, 2007, as shown below (dollars in thousands):

Revenue	Year Ended December 31, 2007		Nine Months Ended, September 30, 2007
Combined revenue from Lexicon, Taligen, AVEO, Attenuon, and Triton	$1,974	6.7%	$7,092	10.2%
All other companies	27,524	93.3%	62,436	89.8%

Total as reported	$29,498	100.0%	$69,528	100.0%

Based on the revenue as reported above, as well as management’s current estimates of the potential future revenues and shared expenses to be recognized under each of these agreements, we have determined that each of these agreements is not material to the Company and thus the Company is not substantially dependent on any of the aforementioned agreements.

Based on the foregoing analysis, the Company has determined that none of these agreements are required to be filed as Exhibits under Item 601 of Regulation S-K.

2.	Comment: Please revise your note to the table of contractual obligations to include the aggregate amount of potential milestone payments along with a description of the events that would trigger these payments. Also explain to us why you do not include a discussion of these potential obligations in your financial statements.

Response: For reference, the Company included the following footnote disclosure to the table of contractual obligations on page 49 of the 2006 Form 10-K.

In addition to the above, we have committed to make potential future “milestone” payments to third parties as part of licensing and development programs. Payments under these agreements generally become due and payable only upon the achievement of certain developmental, regulatory and/or commercial milestones. Because it is uncertain if and when these milestones will be achieved, such contingencies have not been recorded on our consolidated balance sheet.

In response to the Staff’s comment, we note that the Company cannot reasonably estimate the aggregate amount of potential milestone agreements, as certain agreements contain milestones for each product candidate identified during the course of the related development or collaboration agreement. The maximum potential payments will vary depending on the number of product candidates, which cannot be reasonably estimated as they are in the early stages of development and their potential approval cannot be determined at this time. We have disclosed the existence of these obligations in the disclosure as noted above, in accordance with the guidance of Item 303(a)(5) of Regulation S-K.

We also note that a description of the events that would trigger these payments has already been included in the disclosures included on page 49 of the 2006 Form 10-K. Specifically, “payments under these agreements generally become due and payable only upon the achievement of certain developmental, regulatory and/or commercial milestones.” We believe this disclosure captures each of the specific events that generally trigger the Company’s liability to make future milestone payments.

Accordingly, we do not believe that it is necessary to amend the footnote disclosure referred to above in future filings to comply with the requirements of Item 303(a)(5).

With regard to the Staff’s request for an explanation as to why we do not include a discussion of these potential obligations in our financial statements, we have reviewed the nature of our potential obligations under these agreements and have determined that these obligations could be viewed as requiring disclosure based on SFAS No. 5, paragraphs 18-19, as a “commitment” that we estimate is reasonably possible will be paid. As noted above, however, we are not able to indicate a range or maximum of potential milestone payments. Accordingly, in future filings, beginning with our 2007 Form 10-K, we intend to include in the notes to our consolidated financial statements disclosure substantially similar to the disclosure in the MD&A section of our 2006 Form 10-K referred to above.

3.	Comment: Your CEO and CFO concluded that the “disclosure controls and procedures are effective in timely alerting them” to information that is required to be disclosed. Your quarterly reports on Form 10-Q contain similar language. This conclusion does not appear to satisfy Item 307 of Regulation S-K and Rule 13a-15(e) under the Exchange Act. Rule 13a-15(e) states that disclosure controls and procedures should ensure that information required to be disclosed “is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms”. Please confirm that the disclosure controls and procedures ensure that information required to be disclosed is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms. If your are unable to confirm this statement,

•	Please provide further explanation including a description of any weaknesses that prevented the CEO and CFO from concluding that the disclosure controls and procedures were effective: and

•	Amend the Form 10-K to describe the weaknesses.

Response: We confirm that our evaluations of disclosure controls and procedures for the 2006 Form 10-K and the quarterly reports on Form 10-Q for the first, second and third quarters of 2007 were conducted in accordance with the requirements of Item 307 of Regulation S-K and Rule 13a-15(e) under the Exchange Act. We further confirm that the disclosure controls and procedures for these respective periods were effective to ensure that information required to be disclosed was recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

We note that for the 2006 Form 10-K, as stated in our original disclosures, “we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended,” (emphasis added). We do recognize Staff’s comment, however, that our conclusion as to the effectiveness of our disclosure controls and procedures did not specifically refer to the language of Rule 13a-15(e). Therefore, we intend to amend the language in our future filings, beginning with our 2007 Form 10-K, to read substantially as follows:

Under the supervision and with the participation of our management, including our Chairman of the Board, Chief Executive Officer and President and our Vice President, Finance and Chief Financial Officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this report. Our disclosure controls and procedures are intended to ensure that the information we are required to disclose in the reports that we file or submit under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to our management, including the Chairman of the Board, Chief Executive Officer and President and Vice President, Finance and Chief Financial Officer, as the principal executive and financial officers, respectively, to allow timely decisions regarding required disclosures. Based on this evaluation, our Chairman of the Board, Chief Executive Officer and President and our Vice President, Finance and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

4.	Comment: Please explain to us why it is appropriate to recognize a “cumulative impact” instead of the change on a prospective basis related to this change in estimate. Refer to paragraph 19 of SFAS 154.

Response: We would like to clarify our use of the phrase “cumulative impact,” as noted in the Staff comment, as such phrase is similar to the term “cumulative effect” used in paragraphs 7-9 of SFAS No. 154, which describes the appropriate accounting for changes in accounting principle rather than our intended accounting for changes in estimate, which is governed by paragraph 19 of SFAS No. 154.

Our use of the phrase was intended to convey that for each reporting period, we update our estimate of progress made during the period for each agreement with contract revenue and related research and development costs. We account for contract revenue agreements by a proportional performance, or output based, method where performance is based on the estimated progress made toward elements defined in the contract. We recognize revenue under these arrangements as the related research and development costs are incurred and collectibility is reasonably assured. At the end of each period, we estimate our completion of the project based on services received by the customer and compare this to the cumulative progress recognized through the end of the preceding period. This difference, which represents the progress we completed during the period, is the amount we recognize as revenue in each period (which we referred to as “cumulative impact”). We intended to convey in our disclosures that this estimate of progress made in each period is the amount recognized as revenue.

To avoid the potential confusion created by our use of the phrase “cumulative impact,” we intend to revise our future filings, beginning with our 2007 Form 10-K, to reflect substantially the following language regarding contract revenue:

Contract revenue for research and development involves the Company providing research and development and contract manufacturing services to collaborative partners or others. Revenues for certain contracts are accounted for by a proportional performance, or output based, method where performance is based on estimated progress made toward elements defined in the contract. The Company recognizes revenue under these arrangements as the related research and development costs are incurred and collectibility is reasonably assured. The amount of contract revenue and related costs recognized in each accounting period are based on management’s estimates of the proportional performance during the period towards elements defined in the contract.

5.	Comment: Please explain to us why you believe that it was appropriate to recognize the maintenance fees in this agreement as well as the Takeda agreement “when they are due.” Include a discussion of the nature, extent and timing of your obligations under the agreements associated with these fees. Refer to the specific paragraphs within the applicable authoritative literature upon which you relied in determining this treatment.

Response: We recognize revenue in accordance with the guidance of Staff Accounting Bulletin 104 (“SAB 104”) and Emerging Issues Task Force Issue 00-21 (“EITF 00-21”), Accounting for Multiple Element Arrangements. Revenue arrangements with multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. The consideration received is allocated among the separate units based on their respective fair values and the applicable revenue recognition criteria are applied to each of the separate units.

Under the Schering Plough and Takeda agreements, maintenance fees are to be received on an annual basis and provide the parties with access to certain agreed to technologies. Under both agreements we have an obligation to perform research and development activities to bring the related target(s) in the agreements to an agreed upon completion point, which is generally defined as the filing of an investigational new drug application, or IND. In accordance with EITF 00-21, we have determined that any funds received during the period in which the continuing research and development service obligation exists will need to be evaluated to determine if there is a separate unit of accounting. We intend to disclose and account for annual maintenance fees and the upfront payments received under each of these agreements as a single unit of accounting. As a result, revenue on annual maintenance fees under these agreements will be deferred as they are received and amortized over the remaining research and development service obligation period to which they relate. Upon completion of the contractual obligations under the agreements, any future annual maintenance fees will be recognized upon receipt of the funds. We supplementally advise the Staff that through September 30, 2007 we have not received any annual maintenance fees under either of these agreements.

The Company confirms that its revenue recognition practices with regard to the maintenance fees under the Schering Plough and Takeda agreements are in accordance with the guidance of SAB 104 and EITF 00-21.

In future filings, we intend to revise our disclosure with regard to revenue earned from maintenance fees as follows, beginning with our 2007 Form 10-K:

The Company will recognize revenue on the upfront payments on a straight-line basis over the expected term of each target antibody discovery, on the R&D and manufacturing services as they are performed, on the annual maintenance fees in accordance with any obligations under the related agreement, on the milestones when they are achieved and on the royalties when the underlying sales occur.

6.	Comment: Please clarify whether you have any remaining manufacturing obligations under your agreement with Novartis. If so, please explain to us why it is appropriate to recognize the entire $4.3 million in the first quarter of 2007.

Response: We confirm we have no remaining manufacturing obligations under our agreement with Novartis dated February 27, 2004. Our basis for the amortization of the upfront $10.0 million payment was a mutual exclusivity obligation to conduct antibody discovery, development and commercialization work in oncology with Chiron (acquired by Novartis). The contract spelled out an initial three-year period for this exclusivity, with an option to extend the exclusivity an additional two years for no additional consideration, for a total of five years. As we initially estimated that Chiron would exercise its option to extend the exclusivity period for the full five years, we initially amortized the upfront $10 million over the full five-year period.

In accordance with the agreement, Novartis was obligated to provide an extension notice at least 60 days prior to the end of the original three year exclusivity period. On December 27, 2006, following Novartis’ acquisition of Chiron earlier in 2006 and after a series of communications with Novartis where it became apparent that they would not elect to extend the exclusivity arrangement, we changed our estimate of the exclusivity period from the original estimate of five years to three years. Therefore, we amortized the remaining deferred revenue on our balance sheet at December 31, 2006 of $4.3 million over the revised remaining estimated three-year exclusivity period, which continued through February 27, 2007.

Our recognition of the $4.3 million in the first quarter of 2007 was based on paragraph 19 of SFAS No. 154, which states that, “A change in accounting estimate shall be accounted for in (a) the period of change if the change affects that period only or (b) the period of change and future periods if the change affects both.” As the change in estimate affected the first quarter of 2007 and no future periods, the remaining deferred revenue of $4.3 million was recorded as revenue in the first quarter. We disclosed the change of estimate and the reasoning therefore in our first quarter 2007 Form 10-Q on pages 4 and 11.

Comment Related to the Form 10-Q for the Quarterly Period Ended September 30, 2007

7.	Comment: We note the disclosure regarding an August 13, 2007 restated and amended license agreement with an existing technology partner. Please provide an analysis supporting your determination that it was not necessary to file a Form 8-K disclosing the amended agreement or file the agreement as an Exhibit.

Response: The restated and amended agreement with our existing technology partner is a license agreement. The restated and amended agreement provides us with an additional upfront payment of $1.25 million (in addition to a $30,000 upfront fee received in the initial agreement entered into December 12, 2002), annual payments of $130,000, and milestone payments ranging from $400,000 to $1.85 million for each licensed product, in addition to royalties on any future product sales.

Because the restated and amended agreement was executed in August of 2007, in order to determine if the filing of an 8-K was required, we analyzed the agreement based on our results of operations for the six months ended June 30, 2007, which reflected revenues of $26.4 million. We noted that the non-recurring upfront license fee of $1.3 million per the agreement represented only 4.9% of the year to date revenues through the second quarter of 2007, and was not anticipated by us to represent more than 5% of the forecasted revenues for the third quarter 2007. Additionally, any milestone payments, or royalties, if earned, were not estimated to be individually material to any future periods and we determined that we were not substantially dependent on the aforementioned agreement. Based on the foregoing analysis, this agreement was not required to be filed as an Exhibit under Item 601 of regulation S-K, and accordingly was not included in a Form 8-K filing within the time period prescribed for such filings.

Further, as requested in the Staff’s Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions regarding this letter, please do not hesitate to contact me at (510) 204-7234.

Sincerely yours,
XOMA Ltd.

/s/ J. David Boyle II
J. David Boyle II
Vice President, Finance and Chief Financial Officer